Phone:	(212) 885-5442

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Email:	BShiffman@BlankRome.com

December 29, 2008

BY FEDEX AND EDGAR

Jeffrey Jaramillo, Esq.
Division of Corporate Finance - Mail Stop 3561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Applied Energetics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended September 30, 2008
File No. 001-1405

Dear Sir and Madam:

On behalf of Applied Energetics, Inc. (“Company”), we hereby submit the following responses to the Staff’s comment letter dated December 19, 2008.

Form 10-Q for the Period ended September 30, 2008

Note 13. Subsequent Events

1.
We note your response to our prior comment 2, but do not believe that your response was fully responsive to our prior comment 2.  Based on your response and the disclosure on page 12 in Form 10-Q for the period ended September 30, 1008, we note that the negotiated exchange of 5,051,000 shares of your common stock in exchange for the return of 505,100 shares of your Series A Redeemable Convertible Preferred Stock represents a modification to the original terms of your Convertible Preferred Stock held by certain parties to change the initial conversion price of $12.00 per share to a conversion price substantially less than $12.00 per share.  We also note from your response that the Company does not believe that SFAS No. 84, was applicable to this modification because the Company did not offer changed conversion privileges only exercisable for a limited period of time, but instead separately negotiated redemption of the preferred shares on an individual basis with a limited number of holders.  We further note from the Company’s response that instead accounting for this exchange as an inducement offer pursuant to SFAS No. 84, the Company intends to account for this transaction as a redemption of the preferred stock pursuant to EITF Topic D-42, under which the Company will account for the difference between the fair value of the common shares issued and the carrying value of the preferred shares as an adjustment to the Company’s net loss to arrive at the net loss available to common shareholders.  We also note that the Company expects a benefit to result to the Company’s common shareholders’ from using this accounting treatment for the transaction.

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Jeffrey Jaramillo, Esq.
December 29, 2008

Based on your response and the disclosures included on page 12 of your Form 10-Q, we continue to believe that this transaction may be more appropriately accounted for as an induced conversion of the preferred shares which should be accounted for pursuant to the guidance in SFAS No. 84.  In this regard, please address the following  matters with respect to the exchange transaction:

•
Tell us and disclose in future filings the business purpose for negotiating the exchange transaction.  As part of your response, please indicate whether the Company contacted all preferred shareholders with the purpose of initiating negotiations for a possible exchange transaction.  If not, please explain how the parties to the exchange transaction were determined.  If these parties contacted the Company to initiate the exchange, please note this in your response.

•
Please indicate the period of time over which the exchange transaction was to be completed based on the Company’s negotiations with the six stockholders that entered into agreements with the Company to exchange their preferred shares for a revised number of common shares.  Also, please supplementally provide us with copies of any written agreements regarding the exchange transactions that were entered into with the preferred shareholders.  Your response should also explain in further detail why the Company does not believe that the changed conversion privileges were not exercisable for only a limited period of time as you have noted in your response.  If the revised conversion privileges were exercisable for an unlimited period of time as your response implies, please state this in your response and in your revised disclosures.

We may have further comment upon review of your response and any related agreements with the preferred shareholders that were parties to this transaction.

The Company’s business purpose for these exchange transactions was to significantly reduce its quarterly preferred stock dividend expense.

During the summer of 2008, some of the preferred stockholders had inquired if the Company would be interested in an exchange offer, but the Company did not take any action when first contacted by these holders.  The Company undertook extensive internal discussions in September and October 2008 to develop a proposal to approach preferred stockholders.  The Company did not contact all preferred stockholders for purposes of negotiating a possible exchange transaction.

The Company initiated discussions with certain preferred stockholders in October 2008.  The Company contacted a limited number of preferred stockholders, initially those with the largest positions in the preferred stock.  The Company reached agreements with two of these stockholders on or about October 30, 2008 and then advised the other contacted holders of the terms of those agreements.  Over the next few days, the Company entered into agreements with six of the seven initially contacted stockholders.  Approximately one week later, the Company entered into an exchange agreement with an eighth preferred stockholder who contacted the Company asking to exchange its preferred stock on the same terms (following the Company’s filing of a Form 8-K announcing the exchanges).  Approximately the same time as the eighth preferred stockholder’s initial request to exchange its preferred stock, a ninth preferred stockholder contacted the Company also desiring to exchange its preferred stock but subsequently determined to retain its preferred stock.  Subsequent to this last inquiry there has not been any request by preferred stockholders to exchange additional preferred stock.

The Company’s exchange transactions were different from typical exchange offers.  In typical exchange offers, the issuer sets the terms on which it will induce holders to accept an exchange offer and announces that the offer is open for acceptance for a limited period of time.  The Company’s exchange transactions were different.  First, the Company did not set any time period by which the agreements had to be executed, and the offer was neither fixed for a limited period of time nor open for an unlimited period of time.  Additionally, each exchange was a separately negotiated transaction and, in each case, the Company and the holder entered into exchange agreements shortly after agreeing to terms.  For the foregoing reasons, the Company believes that accounting for the transactions as a redemption in accordance with EITF Topic D-42 is appropriate.

Copies of the exchange agreements will be provided under separate cover.

Jeffrey Jaramillo, Esq.
December 29, 2008

We thank you in advance for your assistance. If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Brad L. Shiffman

Brad L. Shiffman